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                       April 10, 2023

       Michael Berry
       Executive Vice President and Chief Financial Officer
       NetApp, Inc.
       3060 Olsen Drive
       San Jose, CA 95128

                                                        Re: NetApp, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 29, 2022
                                                            File No. 000-27130

       Dear Michael Berry:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology